

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 24, 2006

<u>Via U.S. Mail and Fax (714-385-8199)</u>
Mr. Richard Izumi
Chief Financial Officer
PPOL Inc.
1 City Boulevard West, Suite 820
Orange, CA 92868

> **Re: PPOL Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed September 1, 2005**
>
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **Filed March 23, 2005**
>
> **File No. 0-50065**

Dear Mr. Izumi:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

 Sincerely,

 /s/ Kyle Moffatt for

 Larry Spirgel
 Assistant Director